Enservco Corporation

14133 Country Road 9 ½

Longmont, CO 80504

July 10, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Michael Purcell

Re:	Enservco Corporation Registration Statement on Form S-1 File No. 333-280602

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-280602) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on July 12, 2024, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Doug Holod of Maslon LLP, counsel to the registrant, at (612) 672-8313.

Very truly yours,

Enservco Corporation

By:	/s/ Mark Patterson

Chief Financial Officer

cc:	Doug Holod, Maslon LLP